UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

AURUM EXPLORATIONS, INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

05207L 10 3
(CUSIP Number)

Yau-Sing Tang Suite 903 Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong, PRC +852 2591 1221
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                      05207L  10 3

1.	Names of reporting persons Yau-Sing Tang
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of funds (see instructions) OO (Other)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or place of organization Hong Kong, PRC
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 5,500,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 5,500,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 62.08%
14.	Type of Reporting Person (See Instructions) CO (Corporation) and IN (individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Aurum Explorations, Inc., a Nevada corporation (“Aurum”).  The principal executive office of Aurum is located at
Suite 903 Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong, PRC.

Item 2.                      Identity and Background

(a)	Yau-Sing Tang
(b)	Suite 903 Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong, PRC
(c)	President, Chief Executive Officer, and Chief Financial Officer of Aurum
(d)	During the last five years, Mr. Tang has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Tang was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tang is a citizen of Hong Kong, PRC.

Item 3.                      Source and Amount of Funds or Other Consideration

Yau-Sing Tang has an indirect beneficial interest in 5.5 million restricted shares of common stock of Aurum.

On July 16, 2009, Wellkey Holdings Limited, a company owned by Mr. Tang as sole shareholder, agreed to purchase 5.5 million restricted shares of common stock from Patrick Mohammed.  Mr. Tang acquired the indirect beneficial ownership of the 5.5 million restricted shares of common stock of Aurum for aggregate consideration of US$100,000 pursuant to the terms and conditions of a share purchase agreement between Wellkey Holdings Limited and Mr. Mohammed.  See Exhibit 10.3 – Share Purchase Agreement for more details.

Item 4. Purpose of Transaction

Yau-Sing Tang acquired an indirect interest in the 5.5 million restricted shares of common stock in Aurum as a personal investment pursuant to a share purchase agreement reached between Wellkey Holdings Limited and Patrick Mohammed to purchase and sell the 5.5 million restricted shares in a private transaction.

Depending on market conditions and other factors, Mr. Tang may acquire additional securities of Aurum as Mr. Tang deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Aurum or otherwise.  Mr. Tang also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Tang does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Aurum, or the disposition of securities of Aurum;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aurum or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Aurum or any of its subsidiaries;

(4)
any change in the present board of directors or management of Aurum, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception of Mr. Tang’s recent appointment as an officer and impending appointment as a director of Aurum and the resignation of Patrick Mohammed as an officer and impending resignation as a director;

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(5)	any material change in the present capitalization or dividend policy of Aurum;
(6)	any other material change in Aurum’s business or corporate structure;

(7)	changes in Aurum’s Articles of Incorporation or By-Laws or other actions that may impede an acquisition of control of Aurum by any person;

(8)
a class of securities of Aurum to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Aurum becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	Yau-Sing Tang is the beneficial owner of 5,500,000 shares of common stock of Aurum. The shares represent an aggregate 62.08% of the issued and outstanding shares of common stock of Aurum.

(b)	Yau-Sing Tang holds the sole power to vote and to dispose of the 5,500,000 shares of common stock of Aurum.

(c)	Yau-Sing Tang has not effected any transaction in the common stock of Aurum during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Yau-Sing Tang and any other person with respect to any securities of Aurum, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.3
Share Purchase Agreement dated July 16, 2009 between Wellkey Holdings Limited and Yau-Sing Tang, filed as an Exhibit to Aurum’s Form 8-K (Current Report) filed on August 12, 2009 and incorporated herein by reference.
Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2009                                                                                                By:/s/ Yau-Sing Tang
Yau-Sing Tang

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